

October 15, 2021

James Chapman
Chief Financial Officer
Dominion Energy, Inc.
120 Tredegar Street
Richmond, Virginia 23219

   Re: Dominion Energy, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2020
    Filed February 25, 2021
    File No. 001-08489

Dear Mr. Chapman:

   We have reviewed your September 22, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2021 letter.

Response Letter Dated September 22, 2021

Form 10-K for the Fiscal Year Ended December 31, 2020

1. We note from your response to prior comment 2 that damages associated with weather related flooding, storm surge and other wind driven water damage have been a factor in the cost of insurance in recent years. Provide us with additional detail clarifying how matters related to weather were a factor in the cost of insurance and explain the statement that this has not had a material impact to the cost or availability of your overall insurance program.

2. Your response to prior comment 3 states that you are not aware of any specific and targeted global warming or climate change litigation asserted or reasonably expected to be asserted. Please tell us how you considered providing disclosure addressing the risks associated with the possibility of climate or environmental-related litigation and its

potential impact.

You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation